787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 2, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-6010

Re:	Virtual Radiologic Corporation
(File No. 333-136504)

Dear Mr. Riedler:

On behalf of Virtual Radiologic Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter, dated March 14, 2007, to Dr. Sean Casey, President and Chief Executive Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 3 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

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1.	Comment: Please revise your filing to include updated financial statements and related disclosures through December 31, 2006 as required by Item 3-12(b) of Regulation S-X.

Response: The Company has revised the disclosure throughout the prospectus in response to the Staff’s comment.

NEW YORK        WASHINGTON, DC        PARIS        LONDON        MILAN         ROME        FRANKFURT        BRUSSELS

July 2, 2007

2.	Comment: We note that you have now publicly filed the redacted copies of the exhibits which are the subject of your Rule 406 confidentiality request. We will provide comments on the agreements subject to the confidentiality request in a separate letter. Please note that we may have additional comments on the disclosure in this document as a result of our review of the confidentiality request.

Response: The Company respectfully acknowledges the Staff’s comment.

3.	Comment: We have considered your response to comment 16 in our last letter. We do not agree with your position that the information you redacted from Exhibit A is the proper subject of a confidentiality request. We think that the redacted information is, in fact, material to investors and should be included at an appropriate place in the prospectus, such as the “Business” section. Please resubmit the entire February 8, 2007 on EDGAR, including the portions of Exhibit A which you had previously redacted, and include the redacted information in your next pre-effective amendment to the registration statement. Please accompany the chart with a discussion of the information contained in the eight bullet points immediately following the chart.

Response: The Company has revised the disclosure on pages 28-29 to the extent that the information is not subject to the Company’s revised confidentiality request in response to the Staff’s comment. In addition, the Company has resubmitted its February 8, 2007 correspondence on EDGAR in accordance with the Staff’s comment.

4.	Comment: We note the graphics included in this amendment. It is unclear what information you are hoping to convey to readers. Because it is the first page in the document, potential investors will know nothing about your company at the point they see the graphics. Please include a brief narrative explaining what the graphics are intended to show. Since you refer to “U.S. Based Affiliated Radiologists” and “U.S. Based Hospitals and Other Medical Facilities” you should also disclose how many non-U.S. based affiliated radiologists you have and how many non-U.S. based affiliated hospitals and other medical facilities you serve.

Response: The Company has revised the graphics in response to the Staff’s comment.

5.	Comment: We note the revisions you made at the end of the first paragraph on page 1 in response to comment 3 in our last letter. However, you still have not disclosed your net losses over the same time periods as the discussion of your revenues, and we hereby reissue that portion of the comment. Also, please replace the reference to a 114% compound annual revenue growth rate with the actual year to year growth rates during the time periods you are comparing. In this regard, we note that your actual growth rate from 2005 to 2006 is significantly lower than the compound rate you have included.

Response: The Company has revised the disclosure on pages 1 and 64 in response to the Staff’s comment.

6.	Comment: Please eliminate the reference to a 114% compound annual revenue growth rate in the carry over paragraph at the top of page 3, as well as in the first full paragraph on page 64.

July 2, 2007

Response: The Company has revised the disclosure on pages 2, 3 and 67 in response to the Staff’s comment.

7.	Comment: Under “Sizable Group of U.S.-Based Radiologists Dedicated to Teleradiology” on page 3, please replace the reference to a “very high radiologist retention rate” with your actual retention percentages for each of the last three years.

Response: The Company has revised the disclosure on pages 3 and 67 in response to the Staff’s comment.

8.	Comment: Please disclose the date you began licensing the use of your technology infrastructure and providing support services to your radiology group customers. Please also discuss the revenues you have received from these activities to date.

Response: The Company has revised the disclosure on page 4 in response to the Staff’s comment.

9.	Comment: Please clarify who owns the enhancements you make to the software you license from Fujifilm.

Response: The Company has revised the disclosure on page 15 in response to the Staff’s comment.

10.	Comment: Please explain, in the risk factor, why it is significant that approximately 41% of your revenue is generated from your professional corporations.

Response: The Company has revised the disclosure on pages 16-17 in response to the Staff’s comment.

11.	Comment: Please replace the cross reference to the Management’s Discussion and Analysis section with a brief explanation of the future profits or losses that may not inure to the owners of VRC.

Response: The Company has revised the disclosure on pages 16-17 in response to the Staff’s comment.

12.	Comment: Please disclose the amount of liability coverage you carry. Also, discuss your experiences to date. That is, have you experienced any adverse consequences as a result of malpractice claims or other lawsuits?

Response: Response: The Company has revised the disclosure on pages 21 and 82 in response to the Staff’s comment.

13.	Comment: On page 47 you include disclosure of factors explaining the increase in fair value of your common stock to your estimated offering price. Please ensure that your ultimate

July 2, 2007

disclosure reasonably explains any increase. In this regard, we note that you indicate that one of the causes of the increase since September 30, 2006 is the removal of any discount for lack of liquidity. You disclose on page 46 that you have no liquidity discount in your September 30, 2006 estimate of the fair value of common stock. Also, as you do not disclose the estimated fair value of common stock at September 30, 2006 we do not understand how you can reasonably explain for an investor the increase to the offering price.

Response: The Company has revised the disclosure on pages 48 and 49 in response to the Staff’s comment.

14.	Comment: In the last paragraph of this section you refer to a “Physician Agreement” with Dr. Casey. This agreement does not appear to have been filed as an exhibit to the registration statement. Please include it with your next pre-effective amendment.

Response: The Company has filed the Physician Agreement as Exhibit 10.55 to the Amendment.

15.	Comment: Please expand the disclosure in this section to include all of the time periods specified in the instructions to Item 404. For this registration statement, the information disclosed should include the periods specified in Item 404 plus the two fiscal years preceding the registrant’s last fiscal year.

Response: Response: The Company has revised the disclosure on page 108 in response to the Staff’s comment.

16.	Comment: Your revised disclosure provided in response to our previous comment 17 does not appear to clearly indicate why you consolidate your Affiliated Medical Practices consistent with your memorandum provided in response to comment 58 of our October 11, 2006 letter. You indicate in Steps 1C1 and 1C3 of your evaluation documented in that memorandum that your management agreement is intended to result in effectively all of the losses or returns being passed from the Affiliated Medical Practices. Please revise your disclosure to clearly disclose that you consolidate the Affiliated Medical Practices because you will absorb a majority of the VIE’s expected losses or receive a majority of the VIE’s expected residual returns as a result of the pricing inherent in your management fees, or advise us why this disclosure is inappropriate in light of your evaluation documented in your referenced memorandum.

Response: The Company has revised its disclosure on pages 38, 39, 43, 44, F-10 and F-11 in response to the Staff’s comment.

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Should you have any questions regarding the foregoing or should you need further information, please call Daniel D. Rubino, Mark A. Cognetti or the undersigned at (212) 728-8000.

July 2, 2007

Very truly yours,

/s/ Corby J. Baumann

Corby J. Baumann

cc:	Mark Brunhofer
Donald Abbott
Mary. K. Fraser
Sean Casey, M.D., Virtual Radiologic Corporation
Richard J. Sandler, Davis Polk & Wardwell
Maurice Blanco, Davis Polk & Wardwell
Daniel D. Rubino, Willkie Farr & Gallagher LLP
Mark A. Cognetti, Willkie Farr & Gallagher LLP